As Filed Pursuant to Rule 433

Registration No 333-121067

Final Note Terms

15Yr NC 3m Lehman NON-Inversion Note

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 18, 2005, the prospectus supplement dated May 18, 2005, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings (A1, A+, A+)

Principal Amount:	5mm

CUSIP:	52517PF89

Trade Date:	March 29, 2006

Issue Date:	April 20, 2006

Maturity Date:	April 20, 2021, subject to Issuer’s Call Option.

Issue Price:	100.0%

Redemption Price	100.0%

Coupon	10.00% × Index

Subject to a minimum coupon of 0.00%

Coupon Calculation Period	Quarterly, from an including each Coupon Payment Date to but excluding the next succeeding Coupon Payment Date

Daycount Basis	Unadjusted modified following 30/360

Coupon Payment Date	Quarterly on the 20th of April, July, October and January, commencing July 20, 2006 and ending on the Maturity Date subject to Issuer’s Call Option

Index:	For any Coupon Calculation Period, the number of calendar days (including non Business Days) in respect of which the difference

SPREAD REF = 30Y USD SWAP REF – 2Y USD SWAP REF

is greater than or equal to 0.00% during that Coupon Calculation Period divided by the total number of calendar days (including non Business Days) in that Coupon Calculation Period, subject to the Rate Cut Off.

Rate Cut Off:

SPREAD REF for Saturday, Sunday or a day which is not a Business Day will be SPREAD REF for the immediately preceding Business Day. SPREAD REF applicable to the day (“Rate Cut-Off Date”) 5 Business Days prior to a Coupon Payment Date will remain in effect until the Coupon Payment Date.

30Y USD SWAP REF	For any day, the rate for U.S. Dollar swaps with a maturity of 30 years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX1 Page as of 11:00a.m., New York City time, on that day.

2Y USD SWAP REF	For any day, the rate for U.S. Dollar swaps with a maturity of 2 years, expressed as a percentage, which appears on the Reuters Screen ISDAFIX1 Page as of 11:00a.m., New York City time, on that day.

SPREAD REF	For any day (Subject to Rate Cut Off),

SPREAD REF = 30Y USD SWAP REF – 2Y USD SWAP REF

Issuers Call Option

The Issuer has the right on every Coupon Payment Date starting 3 months from the Issue Date (April 20, 2007), provided that the Issuer gives 5 Business Days notice to the investor, to call the Note at par (par being 100.00%), with the effect that all amounts that may otherwise be payable following the call date shall cease to be payable. Notwithstanding the above, all payments due on the call date shall be made in full regardless of any calling of the Note by the Issuer.

Business Days	London and New York

Calculating Agent	Lehman Brothers Special Financing

Denomination:	US$1,000/1,000

Risk Factors

An investment in the Notes entails certain risks not associated with an investment in conventional floating rate medium-term notes. See “Risk Factors” generally in the prospectus supplement dated May 18, 2005. Investors should also consider the risk that the difference of the 30yr CMS Rate minus the 2yr CMS Rate, determined on any day in a Coupon Calculation Period, may be less than zero, in which event no interest will accrue for that day, which may decrease the Coupon payable on the related Coupon Payment Date. If the 30yr CMS Rate minus the 2yr CMS Rate is less than zero on each day in a Coupon Calculation Period, no interest will accrue for or be payable on the related Coupon Payment Date. To the extent that this difference becomes less than zero, or the market perceives that the risk of this occurring increases, the trading price of the Notes will be adversely affected.

The secondary market for, and the market value of, the Notes will be affected by a number of factors independent of the creditworthiness of Lehman Brothers Holdings, including the level and direction of interest rates, the Interest Accrual provisions applicable to the Notes, the anticipated level and potential volatility of the 30yr CMS Rate and the 2yr CMS Rate, the method of calculating the 30yr CMS Rate and the 2yr CMS Rate, the time remaining to the maturity of the Notes, the right of Lehman Brothers Holdings Inc. to redeem all or a portion of the Notes from time to time, the aggregate principal amount of the Notes and the availability of comparable instruments. The value of the 30yr CMS Rate and the 2yr CMS Rate depends on a number of interrelated factors, including economic, financial and political events, over which Lehman Brothers Holdings Inc. has no control.

Certain United States Federal Income Tax Consequences

Treatment of Notes as Variable Rate Debt Instruments

The Issuer believes that the Notes provide for interest at an “objective rate” and therefore constitute “variable rate debt instruments.” Under such characterization, holders of the Notes would report interest as ordinary income at the time it is paid or accrued in accordance with their method of accounting for tax purposes. There can be no assurance that the Internal Revenue Service (“IRS”) will agree with this treatment of the Notes, and it is possible that the IRS could assert another treatment which could affect the amount, timing and character of income, gain or loss in respect of the Notes.

Investors who purchase the Notes at a market discount or premium should consult their tax advisors regarding the appropriate rate of accrual or amortization for such market discount or premium. Investors should consult their tax advisors regarding possible alternative treatments of the Notes, including the possible application of the contingent payment debt regulations. See “United States Federal Income Tax Consequences—Debt Securities—Consequences to United States Holders” in the prospectus dated May 18, 2005.

Historical Levels of the 30yr CMS Rate and 2yr CMS Rate

The following shows for illustrative purposed the 30yr CMS Rate and 2yr CMS Rate in effect on hypothetical Coupon Payment Dates listed below; the Coupon payable on any Coupon Payment Date for the Notes, however, will be determined on each day during the related Coupon Calculation Period. The historical experience of the 30yr CMS Rate and 2yr CMS Rate should not be taken as an indication of the future performance of the 30yr CMS Rate and 2yr CMS Rate during the term of the Notes. Fluctuations in the level of the 30yr CMS Rate and 2yr CMS Rate make the Notes’ effective interest rate difficult to predict and can result in effective interest rates to investors that are lower than anticipated. In addition, historical interest rates are not necessarily indicative of future interest rates. Fluctuations in interest rates and interest rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future, which may be wider or narrower than those that have occurred historically.

Hypothetical Coupon Payment Dates	30yr CMS Rate (in %)	2yr CMS Rate (in %)	Hypothetical Coupon Payment Dates	30yr CMS Rate (in %)	2yr CMS Rate (in %)

11/22/2005	5.185	4.725	11/20/1998	5.844	5.138
8/22/2005	4.886	4.394	8/21/1998	6.163	5.704
5/20/2005	4.896	4.055	5/22/1998	6.292	5.973
2/22/2005	5.106	3.816	2/20/1998	6.244	5.699
11/22/2004	5.178	3.312	11/21/1997	6.421	6.035
8/20/2004	5.372	2.819	8/22/1997	7.005	6.228
5/21/2004	5.834	3.004	5/22/1997	7.332	6.486
2/20/2004	5.273	2.062	2/21/1997	6.991	6.014
11/21/2003	5.306	2.146	11/22/1996	6.824	5.847
8/22/2003	5.639	2.249	8/22/1996	7.249	6.182
5/22/2003	4.575	1.52	5/22/1996	7.216	6.207

Hypothetical Coupon Payment Dates	30yr CMS Rate (in %)	2yr CMS Rate (in %)	Hypothetical Coupon Payment Dates	30yr CMS Rate (in %)	2yr CMS Rate (in %)
2/21/2002	6.037	3.373	2/22/1996	6.778	5.291
11/22/2002	5.44	2.451	11/22/1995	6.676	5.668
8/22/2002	5.516	2.596	8/22/1995	7.315	6.293
5/22/2002	6.122	3.583	5/22/1995	7.353	6.378
2/22/2002	6.016	3.372	2/22/1995	8.024	7.135
11/21/2001	6.033	3.519	11/22/1994	8.631	7.589
8/22/2001	6.13	4.26	8/22/1994	8.107	6.461
5/22/2001	6.485	4.888	5/20/1994	7.885	6.007
2/22/2001	6.385	5.266	2/22/1994	7.253	4.747
11/22/2000	6.84	6.527	11/22/1993	7.047	4.379
8/22/2000	7.045	6.99	8/20/1993	6.84	4.08
5/22/2000	7.743	7.566	5/21/1993	7.691	4.321
2/22/2000	7.328	7.132	2/22/1993	7.261	4.188
11/22/1999	7.08	6.452	11/20/1992	7.924	4.94
8/20/1999	7.1	6.253	8/21/1992	7.726	4.294
5/21/1999	6.478	5.754	5/19/1992	—	5.181
2/22/1999	5.993	5.387